BIOMEDICAN, INC.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BioMediCan, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

A. The name of this corporation is BioMediCan, Inc. and was originally incorporated pursuant to the General Corporation Law on October 10, 2017.

B. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

C. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

D. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on ____________________, 2021.

By: ____________________________________
Name: Maxim Mikheev
Title: Chief Executive Officer

<u>EXHIBIT A</u>

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BIOMEDICAN, INC.

ARTICLE I

The name of the corporation is BioMediCan, Inc. (hereinafter, the "***Corporation***").

ARTICLE II

The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19901 (New Castle County). The name of its registered agent at such address is United States Corporation Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of stock, designated "***Common Stock***" and "***Preferred Stock***," each with a par value of $0.000001 per share. The total number of shares of Common Stock that the Corporation is authorized to issue is 20,000,000 shares. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 2,428,067 shares. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The Preferred Stock may be issued from time to time in one or more series. 1,000,000 shares of the Preferred Stock are designated "***Series Seed-1 Preferred Stock***", 200,000 shares of the Preferred Stock are designated "***Series Seed-2 Preferred Stock***", and 1,228,067 shares of the Preferred Stock are designated "***Series Seed-3 Preferred Stock***," each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. As used herein, the term "***Preferred Stock***" without designation shall collectively refer to shares of the Corporation's Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock.

The relative rights, preferences, powers, privileges and restrictions granted to or imposed upon the Preferred Stock are as follows:

1. Dividends. Any dividend or distribution shall be distributed among all holders of Preferred Stock and Common Stock in proportion to the number of shares of Common Stock that would

be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Price (as defined below). Whenever a dividend provided for in this Section 1 shall be payable in property other than cash, the value of such dividend shall be the fair market value of such distribution as determined in good faith by the Board of Directors of the Corporation (the "***Board of Directors***").

2. Liquidation Preference. In the event of a Liquidation Event (as defined below), the assets and funds of the Corporation available for distribution to stockholders shall be distributed as follows:

(a) First, the holders of shares of Preferred Stock then outstanding, on a *pari passu* basis, shall be paid, out of the assets of the Corporation legally available for distribution to its stockholders, before any payment or distribution of such assets shall be made in respect of the Corporation's Common Stock or any other class or service of capital stock ranking junior to the Preferred Stock, an amount per share equal to the greater of (x) the Original Issue Price (as defined below) applicable to such series of Preferred Stock, as adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events (each a "***Recapitalization Event***") and unpaid dividends on such shares to the date fixed for such distribution, or (y) such amount per share as would have been payable had all shares of such series of Preferred Stock converted into Common Stock pursuant to Section 3 immediately prior to such Liquidation Event (as defined below). If, upon the occurrence of such event, the assets of the Corporation legally available for distribution are insufficient to permit the payment to the holders of Preferred Stock of the full preferential amounts described in this Section 2(a), then the entire assets available for distribution to stockholders shall be distributed to the holders of the Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 2(a). The "***Original Issue Price***" shall be $5.0000 per share for the Series Seed-1 Preferred Stock, $3.9901 per share for the Series Seed-2 Preferred Stock and $1.9950 per share for the Series Seed-3 Preferred Stock, in each case as adjusted for any Recapitalization Event.

(b) After the full preferential amounts due the holders of Preferred Stock pursuant to Section 2(a) have been paid, the remaining assets of the Corporation legally available for distribution to its stockholders, if any, shall be distributed to the holders of Common Stock ratably in proportion to the number of shares of Common Stock then held by each holder.

(c) Each of the following events shall be deemed to be a "***Liquidation Event***" as that term is used in this Amended and Restated Certificate of Incorporation unless the holders of a majority of the outstanding shares of the Preferred Stock, voting together as a single class on an as-converted basis (the "***Preferred Majority***"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event: (i) the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, (ii) a merger or consolidation of the Corporation into or with another entity after which the stockholders of the Corporation immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Corporation or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially similar to those that existed immediately prior to such transaction, (iii) the sale, transfer or issuance by the Corporation, or the sale or transfer by the Corporation's stockholders other than a sale or transfer by the stockholders to existing stockholders of the Corporation or affiliated parties of such existing stockholders, in either case, of more than fifty percent (50%) of the voting power of the Corporation in a transaction or series of related transactions, and (iv) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, or, if

substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (by merger or otherwise) of one or more of the subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation. Notwithstanding the foregoing, neither (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation nor (B) the sale of shares of Preferred Stock of the Corporation in a transaction or series of related transactions effected primarily for bona fide equity financing purposes shall be deemed a Liquidation Event.

(d) In the event of any Liquidation Event of the Corporation involving the distribution of assets other than cash to the stockholders of the Corporation, the value of the assets to be distributed shall be determined as follows:

(i) In the case of securities that are not subject to investment letter or other similar restrictions on free tradability,

(A) if traded on a national securities exchange or through the Nasdaq Global Market, the value shall be deemed to be the average of the closing prices of the securities over the ten (10) day period ending three (3) days prior to the closing;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of (i) the average of the last bid and ask prices or (ii) the closing sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(C) if there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors in the good faith exercise of its reasonable judgment.

(ii) In the case of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate), the value shall be based on an appropriate discount from the market value determined as above in Section 2(d)(i) to reflect the approximate fair market value thereof, as determined by the Board of Directors in the good faith exercise of its reasonable judgment.

(iii) In the case of any other property, the value shall be equal to the property's fair market value, as determined by the Board of Directors in the good faith exercise of its reasonable judgment.

(e) In the event the requirements of this Section 2 are not complied with, the Corporation shall forthwith either:

(i) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(ii) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(f) hereof.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is

earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than five (5) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the Preferred Majority.

(g) In the event of a deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "***Initial Consideration***") shall be allocated among the holders of capital stock of this corporation in accordance with Sections 2(a) and 2(b) as if the Initial Consideration were the only consideration payable in connection with such deemed Liquidation Event and (b) any additional consideration that becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) **Right to Convert.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Preferred Stock, into Common Stock. The number of shares of fully paid and nonassessable Common Stock into which each share of Preferred Stock may be converted shall equal the applicable Original Issue Price divided by the applicable Conversion Price (as defined below) in effect at the time of conversion, as adjusted for any Recapitalization Event. The term "***Conversion Price***" shall initially mean the applicable Original Issue Price for each series of Preferred Stock, subject to adjustment as set forth herein.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock, at the then effective Conversion Price, upon (i) the vote or written consent of the Preferred Majority or (ii) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended ("***Securities Act***"), covering the offer and sale of Common Stock, as adjusted for any Recapitalization Event, with aggregate gross proceeds to the Corporation (prior to underwriters' commissions and expenses) of not less than $25,000,000 (a "***Qualified IPO***").

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefore (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), duly endorsed, at the headquarters of the Corporation or of any transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion upon a Qualified IPO pursuant to Section 3(b)(ii) above). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion

shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted (except that, in the case of an automatic conversion upon a Qualified IPO pursuant to Section 3(b)(ii) above, such conversion shall be deemed to have been made immediately prior to the closing of the Qualified IPO) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of either of the events specified in Section 3(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation against any loss incurred by it in connection with such certificates.

(d) **Adjustments to Conversion Price.**

(i) **Special Definition**. For purposes of this Section 3:

(A) "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or deemed to be issued) by the Corporation after the Original Issue Date, other than issuances or deemed issuances of the following securities (the "***Exempted Securities***"):

(1) shares of Common Stock issued or issuable upon the conversion of the Preferred Stock (including, for the avoidance of doubt, any shares of Preferred Stock issued after the Original Issue Date pursuant to transactions approved by the Board of Directors);

(2) shares of Common Stock and Options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements, approved by the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any Recapitalization Event;

(5) shares of Common Stock issued or issuable in a registered public offering under the Securities Act;

(6) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(7) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(8) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors; and

(9) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(B) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(C) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(D) "***Original Issue Date***" shall mean the date on which the first share of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock or Series Seed-3 Preferred Stock was issued.

(ii) **No Adjustment of Conversion Pric**e. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common**. In the event this Corporation shall issue Additional Shares of Common without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) or any shares reserved for issuance under any incentive program immediately prior to such issue) plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) or any shares reserved for issuance under any incentive program immediately prior to such issue) plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Section 3(d)(iii), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(iv) **Subdivisions, Combinations or Consolidations of Common Stock**. In the event the outstanding shares of Common Stock shall be subdivided, combined or consolidated, by stock split, reverse stock split or similar event, into a greater or lesser number of shares of Common Stock after the Original Issue Date, the Conversion Price for such series in effect immediately prior to such subdivision, combination or consolidation shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

(v) **Common Stock Dividends and Distributions**. If, after the Original Issue Date, the Corporation at any time or from time to time issues, or fixes a record date for determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then in each such event, as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, the Conversion Price for such series that is then in effect shall be decreased by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (y) the denominator of which is the number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; *provided, however*, that if such record date is fixed and such dividend or distribution is not paid in full on the date fixed therefor, each Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each Conversion Price shall be adjusted pursuant to this Section 3(d)(v) to reflect the actual payment of such dividend or distribution.

(vi) **Other Distributions**. In case the Corporation shall distribute to holders of its Common Stock shares of its capital stock (other than shares of Common Stock and other than as otherwise subject to adjustment pursuant to this Section 3(d)), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding Options and Convertible Securities), or shall fix a record date for determination of holders of Common Stock entitled to receive such a distribution, then, in each such case, provision shall be made so that the holders of Preferred Stock shall be entitled to receive, upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the distribution that they would have received had their Preferred Stock been converted into Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such distribution receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3 with respect to the rights of the holders of the Preferred Stock.

(vii) **Recapitalizations and Reorganizations**. In the case of any capital recapitalization or reorganization (other than a subdivision, combination or other recapitalization provided for elsewhere in this Section 3 or a Liquidation Event provided for in Section 2), or the fixing of any record date for determination of holders of Common Stock affected by such recapitalization or reorganization, provision shall be made so that the holders of Preferred Stock shall be entitled to receive, upon conversion thereof, the type and number of shares of stock or other securities or property of the Corporation or otherwise that they would have received had their Preferred Stock been converted into Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such shares of stock or other securities or property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3 with respect to the rights of the holders of the Preferred Stock.

(e) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of a share of such series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of a Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect for the series of Preferred Stock held by such holder and (iii) the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(f) **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of shares of Preferred Stock. In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock as determined by the Board of Directors. The number of whole shares issuable to each holder of a series of Preferred Stock upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of such series being converted into Common Stock by such holder at that time.

(g) **Notices of Record Date**. In the event (i) the Corporation shall take a record of the holders of its capital stock for the purpose of entitling them to receive a dividend or other distribution (other than a cash dividend), (ii) of any capital reorganization, reclassification or recapitalization (other than a subdivision or combination of its outstanding shares of Common Stock), or (iii) of a Liquidation Event pursuant to Section 2, then, and in any such case, the Corporation shall cause to be mailed to each holder of record of the Preferred Stock at the address of record of such stockholder as set forth on the Corporation's books, at least ten (10) days prior to the earliest date hereinafter specified, a notice stating the material terms of the proposed transaction and the date on which (x) a record is to be taken for the purpose of such dividend or distribution or (y) such reorganization, reclassification, recapitalization or Liquidation Event is to take place and the date, if any is to be fixed, as of which holders of capital stock of record shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, recapitalization or Liquidation Event; *provided, however*, that such notice period may be shortened upon the written consent of the Preferred Majority. If any material change in the facts set forth in the written notice shall occur, the Corporation shall promptly give written notice of such material change to each holder of shares of Preferred Stock.

(h) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting Rights.

(a) **General**. Each holder of Preferred Stock shall be entitled to a number of votes equal to the number of whole shares of Common Stock into which such holder's shares of Preferred Stock could then be converted and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Preferred

Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's bylaws (the "***Bylaws***") and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein or those matters required by law to be submitted to a class vote.

(b) **Election of Directors**. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (each a "***Common Director***" and collectively, the "***Common Directors***"), and the holders of record of the shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders holding a majority of the then outstanding shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

(c) **Protective Provisions**. At any time when at least 500,000 shares of Preferred Stock remain outstanding (as adjusted for any Recapitalization Event with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Preferred Majority, given in writing or by vote at a meeting, consenting, or voting (as the case may be) together as a single class and on an as-converted basis:

(i) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof); provided, for the avoidance of doubt, that the authorization of additional shares or of one or more additional series of stock of the Corporation, whether such additional series ranks junior or senior to, or *pari passu* with, any existing series of the Preferred Stock, shall not be deemed to adversely affect the power, preferences or rights of the Preferred Stock (or any series thereof) solely by virtue of such authorization; or

(ii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (A) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (B) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (C) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (D) as approved by the Board of Directors, or (E) a distribution to holders of Common Stock when also paying a proportionate dividend on shares of Preferred Stock as described in Section 1.

5. Status of Converted or Redeemed Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 3 hereof, or otherwise acquired by the Corporation, the shares so converted or shall be canceled and shall not be issuable by the Corporation, and the Certificate of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

6. Consent to Certain Repurchases. To the extent the Corporation may be subject to Section 2115 of the California Corporations Code, each holder of an outstanding share of Preferred Stock shall be deemed to have consented, for purposes of Section 500 of the California Corporations Code (or for purposes of former Sections 502 and 503 thereof, and any successor provisions thereto), to distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by directors, employees, consultants or other service providers (i) upon termination of their employment or services pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement, (ii) in connection with other repurchases from employees at the then deemed fair market value of the Common Stock, if approved by both the Board of Directors of the Corporation and the Requisite Holders, or (iii) in connection with the exercise by the Corporation of contractual rights of first refusal or first offer to repurchase shares of Common Stock issued to or held by services provides of the Corporation or its subsidiaries pursuant to agreements providing for the right of said repurchase between the Corporation and such service providers, provided the terms of such repurchase shall have been approved by the Board of Directors of the Corporation, and agrees that any such distributions can be made without regard to the "preferential rights amount" or "preferential rights" or "preferential dividends arrears amount" referenced in Section 500(b) of the California Corporations Code.

7. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide. Except as otherwise provided in this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VI

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VII

To the fullest extent permitted by the General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article VII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

ARTICLE VIII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX

To the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law or this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE X

The Corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights conferred upon the stockholders of the Corporation herein are granted subject to this reservation.

ARTICLE XI

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.